SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

VIVUS, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

928551100

(CUSIP Number)

Neal K. Stearns, Esq.

First Manhattan Co.

399 Park Avenue

New York, New York 10022

(212) 756-3300

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 928551100	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON First Manhattan Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,990,709 shares of Common Stock
	8	SHARED VOTING POWER 3,998,895 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,990,709 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,998,895 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,989,604 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (see Item 5)
14	TYPE OF REPORTING PERSON BD; IA; PN
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON First BioMed Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,706,800 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,706,800 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,706,800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (see Item 5)
14	TYPE OF REPORTING PERSON IA
4

CUSIP No. 928551100	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Herman Rosenman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
5

CUSIP No. 928551100	SCHEDULE 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Jon C. Biro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
6

CUSIP No. 928551100	SCHEDULE 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON David York Norton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,500 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,500 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
7

CUSIP No. 928551100	SCHEDULE 13D/A	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON Rolf Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 100 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
8

CUSIP No. 928551100	SCHEDULE 13D/A	Page 9 of 11 Pages

1	NAME OF REPORTING PERSON Melvin L. Keating
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 900 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 900 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 900 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Item 5)
14	TYPE OF REPORTING PERSON IN
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 10 of 11 Pages

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2013 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 8, 2013 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on April 12, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 17, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on April 26, 2013 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on May 23, 2013 (“Amendment No. 5”) Amendment No. 6 to the Original Schedule 13D, filed with the SEC on April 26, 2013 (“Amendment No. 6”) and Amendment No. 7 to the Original Schedule 13D, filed with the SEC on July 3, 2013 (“Amendment No. 7” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Schedule 13D”) with respect to the shares of common stock, $0.001 par value (the “Common Stock”), of VIVUS, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 4 and 7 as set forth below.

As a result of the nomination by an affiliate of the Reporting Persons of Alexander J. Denner, Ph.D. (“Dr. Denner” and together with his affiliated funds and their investment manager, the “Denner Parties”), as described in Item 4 of Amendment No. 5, the Reporting Persons and the Denner Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The security interests reported in this Schedule 13D do not include security interests owned by the Denner Parties. This Schedule 13D only reports information on the Reporting Persons and does not report any acquisition or disposition of Common Stock by the Denner Parties.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 16, 2013, FMC filed a verified complaint (the “Verified Complaint”) in the Court of Chancery of the State of Delaware (the “Court”) seeking an order from the Court granting the following relief: (a) enjoining the Issuer and its representatives from taking any actions to solicit proxies or votes for the Annual Meeting; (b) directing that the inspector of elections immediately certify the results of the election of directors based upon the votes present and prepared to be voted at the noticed annual meeting of stockholders of the Issuer, scheduled to be held on July 15, 2013; and (c) enjoining the incumbent directors of the Issuer from taking any actions as directors of the Issuer, including any further actions in connection with the Annual Meeting.

The foregoing summary of the Verified Complaint is qualified in its entirety by the full text of the Verified Complaint, a copy of which is attached as Exhibit 15 to this Schedule 13D.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
15	Verified Complaint, dated July 16, 2013
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CUSIP No. 928551100	SCHEDULE 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 16, 2013

First manhattan co. By first manhattan llc, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC By FIRST MANHATTAN CO., Co-Managing Member By FIRST MANHATTAN LLC, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Member

By: /s/ Herman Rosenman
Herman Rosenman

By: /s/ Jon C. Biro
Jon C. Biro

By: /s/ David York Norton
David York Norton

By: /s/ Rolf Bass
Rolf Bass

By: /s/ Melvin L. Keating
Melvin L. Keating
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